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AIR TRANSPORTATION HOLDING COMPANY, INC. AND SUBSIDIARIES

Exhibit 11.1

Computation for Primary and Fully Diluted Earnings Per Common Share


                                             Three Months Ended
                                                  June 30
                                           1997           1996
NET EARNINGS                              $ 94,497      $407,260


WEIGHTED AVERAGE COMMON SHARES:

   Primary:
    Weighted average shares outstanding  2,651,432     2,635,433
     Dilutive stock options                139,506       178,406
                                         2,790,938     2,813,839
   Fully Diluted:
    Weighted average shares outstanding  2,651,432     2,635,433
     Dilutive stock options                140,491       178,740
                                         2,791,923     2,814,173
NET EARNINGS PER COMMON SHARE:

   Primary                                 $0.03         $0.14

   Fully Diluted                           $0.03         $0.14
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